Mail Stop 4561

June 9, 2006

John S. Baumann, Esq.
Public Storage, Inc.
701 Western Avenue
Glendale, California 91201-2349

Re: **Public Storage, Inc.**
        Amendment No. 1 to Registration Statement on Form S-4
        Filed May 24, 2006
        File No. 333-133438

        Public Storage, Inc.
        Annual Report on Form 10-K
        Filed February 16, 2006
        File No. 1-08389

Dear Mr. Baumann:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1.   We note your response to comment no. 2. We further note that Citigroup and Banc of America Securities were retained by Shurgard in July 2005 and that Goldman Sachs was retained by Public Storage in August 2005. Please confirm that the only "board books"

or similar documentation provided to the boards and management in connection with the proposed transaction were provided to the Public Storage board on March 5, 2006, and to the Shurgard board on March 6, 2006, the date that the merger agreement was executed, or alternatively, please provide all "board books" or similar documentation.

2.   We note your response to comment no. 3 that Public Storage has not finalized any arrangements with the current executive officers of Shurgard with respect to their employment by the combined company. Please expand your disclosure in the summary and "The Merger" section of the prospectus to include this information and discuss and quantify the financial impact of any severance arrangements if no current executive officers of Shurgard remain employed by the combined company.

Summary, page 8

3.   We note your response to comment no. 11. Please include a separate subsection in the summary to discuss the transaction fees of both Public Storage and Shurgard. Please disclose the transaction fees incurred to date and, if possible, an estimate of the fees to be paid assuming the merger is consummated, including related severance costs. We note the estimated transaction costs included in the board book prepared by Goldman Sachs and the $68 million of transaction costs referenced in the 425 prospectus filed on June 6, 2006.

Interests of Shurgard Directors and Executive Officers in Merger, page 16

4.   We note your response to comment no. 14 and the revised disclosure. In particular, we note your disclosure on page 16 that in addition certain other officers and employees of Shurgard are also party to business combination agreements with Shurgard. Please expand your disclosure in this section and on page 91 to disclose the number of other officers and employees of Shurgard that are party to business combination agreements.

Risks, page 22

5.   Please expand your disclosure to provide a summary of the most significant risks associated with the merger and the issuance of shares of Public Storage.

Risk Factors, page 28

6.   We note that you have added a number of risk factors related to Shurgard's business. However, it is not clear why many of these risks are relevant to a shareholder considering approval of the merger. Many of the added risks are generic to the self storage business and do not appear to differ from the risks of Public Storage's business. Others are specific to owning shares of Shurgard, but this offering does not relate to shares of Shurgard. Please revise accordingly.

Some of Shurgard's facilities will be subject to property tax reappraisal, page 31

7.   We note your response to comment no. 24. Please clarify your reference to "increased property tax expense as a practical result of the merger."

The Shurgard Special Meeting, page 41

Voting of Proxies, page 42

8.   We have reviewed your screen shots from the online voting website with respect to the other company. Please provide screen shots for Public Storage and Shurgard as soon as they are available. We note that the third screen shot appears to automatically select "for." Please clarify whether this is the case or whether "for" is automatically selected when the investor fails to indicate its vote. While we do not object to a screen prompting the stockholder to make a selection, it is not appropriate to pre-select a vote in favor of the transaction and require the stockholder to change its preference if it wishes to vote against the proposal or abstain. The online voting procedures should be substantially the same as the written proxy card. Please revise the third screen to eliminate the default preference.

The Merger, page 49

Background of the Merger and Prior Contacts, page 49

9.   We note your response to comment no. 35 and the revised disclosure. Please provide us a detailed explanation of the changes made to the business combination agreements as discussed on page 58. In particular, please advise us whether the amendments related to the amounts of severance payments, the types of transactions that would trigger severance payments or the duration of the period after a business combination that could trigger severance payments.

Material United States Federal Income Tax Consequences of the Merger, page 94

10.   We note your response to comment no. 50. Please revise the disclosure to discuss that you have received the opinions filed as Exhibits 8.1 and 8.2.

Unaudited Pro Forma Condensed Consolidated Financial Information

Notes to Pro Forma Condensed Consolidated Statement of Income

Note 3 - Pro Forma Merger Adjustments, page 249

11.   You disclose that you intend to fund the capital requirements of the merger with cash on-hand. Please revise to also reflect an adjustment to eliminate interest income earned on the amount of cash on-hand which you plan to use to fund the capital requirements of the merger, consistent with your initial Form S-4 filed on April 20, 2006.

12.   Please tell us what consideration you gave to the requirements in Rule 11-02(b)(6) of Regulation S-X to include an adjustment to eliminate costs with respect to takeover proposal and exploration of strategic alternatives. In this regard, please also explain to us why you consider these costs to be non-recurring and directly affected by this transaction.

13.   We note your response to comment 58. Please revise your disclosure to explain your basis for your adjustment to reduce general and administrative expense and redundant expenses that you expect to eliminate, how you determined these amounts and quantify the amount of the adjustment which relates to each type of cost included in your response.

Part II. Information Not Required in Prospectus

Exhibit 8.1. Tax Opinion

14.   We note the statement in the last paragraph on page 3 that the opinions set forth in this letter are also premised on certain written representations of PS Business Parks, Inc. and the company. We further note the references to the PS Business Parks Representation Letter and the Management representation letter. Please revise to clarify that counsel has relied upon only factual representations of the company, PS Business Parks or their management.

Exhibit 8.2. Tax Opinion

15.   We note the statement in the first paragraph on page 2 that the opinion is premised upon certain written representations of the company.   Please revise to clarify that counsel has relied upon only factual representations of the company or its management.

16.   We note the third opinion on page 2 and the reference "while the matter is not free from doubt." Please expand your disclosure on page 112 of the prospectus to explain why the opinion has been qualified and the resultant risks.

17.   We note the statement that "[t]his opinion is solely for the benefit of the Company and Parent" and "may not be distributed, relied upon for any purpose by any other person,

quoted in whole or in part or otherwise reproduced in any document or filed with any governmental agency without out express written consent." Please note that language that serves to limit or implies that the opinion is only for the benefit of certain persons is not acceptable. Please revise accordingly.

Item 22. Undertakings

18.   We note your response to comment no. 64; however, we reissue the comment. Public Storage is offering shares on a continuous basis. Refer to S.E.C. Release No. 33-6578 (Section 2.F) and Rule 415(a)(1)(viii) of the Securities Act.

Exhibit 99.3. Goldman Sachs Letter dated May 24, 2006

19.   We note your response to comment no. 61 and the letter filed as exhibit 99.3. We note the language in the third paragraph that it is understood that the consent is being delivered solely in connection with the filing of the above-mentioned version of the registration statement and that the opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement (including any subsequent amendments to the above-mentioned registration statement), proxy statement or any other document, except in accordance with Goldman Sachs' prior written consent. Please advise us whether you intend to file a consent for Goldman Sachs with each amendment.

Form 10-K for the year ended December 31, 2005 – Public Storage Inc.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Real Estate Operations, page 34

20.   We note your response to comment 66. In future filings please additionally include a cross-reference to your segment footnote. Please see Question 19 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for reference. In addition, net operating income and net operating income before depreciation, other than on a consolidated basis or by segment, such as net operating income on a same store basis within your self-storage operations is not reconcilable to the most directly comparable GAAP measure since net income on the same basis is not reported. Accordingly, please revise to exclude such measures in future filings.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jessica Barberich at 202-551-3782 or Josh Forgione, Assistant Chief Accountant, at 202-551-3431 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Adam O. Emmerich, Esq. (*via facsimile*)
        Wachtell, Lipton, Rosen & Katz